Associated Materials, LLC

3773 State Road

Cuyahoga Falls, OH 44223

(330) 929-1811

January 6, 2009

VIA EMAIL AND

EDGAR TRANSMISSION

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Pamela A. Long, Assistant Director
Edward M. Kelly, Senior Counsel

Re:	Associated Materials, LLC and Co-Registrants
Registration Statement on Form S-4 (File No. 333-163382)

Dear Ms. Long and Mr. Kelly:

This letter is sent on behalf of Associated Materials, LLC (the “Company”), Associated Materials Finance, Inc. (“Associated Finance” and, together with the Company, the “Issuers”) and the subsidiary guarantors (together with the Issuers, the “Registrants”), in connection with the above referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the Issuers’ proposed offer to exchange (the “Exchange Offer”) up to $200,000,000 aggregate principal amount of their new 9.875% Senior Secured Second Lien Notes due 2016 (the “New Notes”) for a like principal amount of their outstanding 9.875% Senior Secured Second Lien Notes due 2016.

The Registrants are registering the Exchange Offer pursuant to the Registration Statement in reliance on the position enunciated by the staff of the Commission (the “Staff”) in Exxon Capital Holdings Corp., SEC No-action letter available May 13, 1988, Morgan Stanley & Co., SEC No-action letter available June 5, 1991, and Shearman & Sterling, SEC No-action letter available July 2, 1993. The Registrants have not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer will be acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any person using the Exchange Offer to participate in a distribution of the New Notes to be received in the Exchange

Offer (1) cannot rely on the Staff’s position enunciated in the Exxon Capital SEC No-action letter or similar letters of the Staff and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.

The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

Please do not hesitate to contact Joerg H. Esdorn (212-351-3851) of Gibson, Dunn & Crutcher LLP with any questions or comments concerning this letter.

[Signature page follows]

Kind Regards,

/s/ Stephen E. Graham

Stephen E. Graham

Vice President - Chief Financial Officer,

Treasurer and Secretary

cc:	Joerg H. Esdorn, Gibson, Dunn & Crutcher LLP